EXHIBIT 99.1

Press Release
17 November 2017
07:00 am CET
Regulated Information

Celyad Announces Third Quarter 2017 Business

Update

Mont-Saint-Guibert, Belgium—Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies, today provided an update on key clinical and operational developments for the third quarter ended Sept. 30, 2017.

THIRD QUARTER 2017 AND RECENT HIGHLIGHTS

•	Reported first complete response by a CAR-T therapy in a patient with relapsed refractory AML (Acute Myeloid Leukemia) in the Phase 1b THINK[1] trial

•	Reported promising safety and clinical activity of CYAD-01 (CAR-T NKG2D) in all AML patients treated so far in THINK trial

•	Announced amended agreements with Celdara Medical and Dartmouth College following encouraging results from the THINK trial

•	Initiated the Phase 1 SHRINK[2] study in Belgium to evaluate the synergetic effect of the concurrent administration of CYAD-01 with standard chemotherapy in patients suffering from metastatic colorectal cancer

Christian Homsy, CEO of Celyad commented: “We are pleased with our progress during the third quarter, particularly with the complete response in a relapse refractory AML patient to the CYAD-01 therapy in our THINK trial. This, together with the clinical activity detected in all AML patients treated so far encourages us to rapidly progress in our development. Having seen this activity, we want to build upon it and explore how to strengthen it and make it more robust. The research steps are behind us now, and the development strategy we are engaged in will investigate approaches that will both strengthen the responses and make them more durable, when needed.”

The clinical responses obtained by Celyad are perceived as a key milestone not only for the company, but also for the CAR-T field as a whole, as this is the first time that a patient has shown a complete response to a CAR-T therapy without pre-conditioning. Christian Homsy added: “The results validate CYAD-01 and NKG2D as a target in AML, a severe disease that affects approximately 20,000 people in the US and almost as many people in Europe. Celyad will further investigate CYAD-01 in this indication as well as in colorectal cancers, an indication for which CYAD-01 has also demonstrated interesting results.”

[1]	THINK: THerapeutic Immunotherapy with CAR-T NKG2D
[2]	SHRINK: Standard CHemotherapy Regimen and Immunotherapy with CAR-T NKG2D

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Press Release
17 November 2017
07:00 am CET
Regulated Information

THIRD QUARTER 2017 OPERATIONAL AND FINANCIAL REVIEW

In July 2017, Celyad initiated the SHRINK trial, an open-label Phase 1 study evaluating the safety and clinical activity of multiple doses of CYAD-01, administered concurrently with the neoadjuvant FOLFOX treatment in patients with potentially resectable liver metastases from colorectal cancer. The trial includes a dose escalation and an extension stage. The dose escalation design will include three dose levels adjusted to body weight: up to 1x108, 3x108 and 1x109 CYAD-01 cells. At each dose, patients will receive three successive administrations, two weeks apart, at the specified dose. The dose escalation portion of the study will enroll up to 18 patients and the extension phase will enroll 21 additional patients. SHRINK is being conducted in oncology centers in Belgium.

In August 2017, Celyad amended its existing agreements with Celdara Medical LLC and Dartmouth College. Under the amended agreements, Celyad will receive an increased share of future revenues generated by these assets, including revenues from its sublicensees. In return, Celyad paid Celdara Medical and Dartmouth College an upfront payment of $12.5 million (€10.6 million) and $12.5 million worth of Celyad shares at a share price of €32.35 corresponding to a 14% premium versus the prior trading day.

Patrick Jeanmart, CFO of Celyad, added, “Our revised agreements with Celdara Medical and Dartmouth College reflect our strong belief in the value-creating potential of our allogeneic CAR-T cell patent portfolio and our ongoing confidence in CYAD-01. By shifting some of the value of the original deal upfront, we have increased our share of potential future revenues from sublicenses.”

The Company ended the quarter with €40 million in cash. Use of cash over the third quarter of 2017 amounted to €29 million, of which €18 million paid to Celdara Medical and Dartmouth College as a result of our new license agreements. The cash burned by our operations was €11 million over the third quarter and €27 million over 2017, in line with our expectations. The company confirms its previous guidance, that existing cash, cash equivalents and short-term investments are sufficient to fund operating expenses and capital expenditure requirements, based on the current scope of activities, through to the first half 2019.

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Press Release
17 November 2017
07:00 am CET
Regulated Information

EVENTS SUBSEQUENT TO QUARTER-END

In October 2017, Celyad announced a first ever morphologic complete response (MLFS3) with gene-engineered T-cells without prior pre-conditioning chemotherapy for a patient with relapsed refractory AML. At the first dose-level, 3x108, CYAD-01 T-cells were administered without any prior conditioning chemotherapy to a cohort of three patients with hematologic cancer (two with AML and one with multiple myeloma): One AML patient achieved a MLFS administered at the H. Lee Moffitt Cancer Center and Research Institute in Tampa, Florida. A second AML patient treated also reached a Complete Response (CR) and more precisely a Complete Response with incomplete hematologic recovery. Unlike the patient that reached MLFS, this second patient progressed after a while and has since moved to another treatment.

The first AML patient treated at the second dose-level (1x109) was reported as Stable Disease with improvement of his hematological parameters at 2-month follow-up post treatment.

To date, all AML patients have shown varying clinical responses that are attributed to the CYAD-01 treatment.

***END***

About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), has been evaluated in a single dose escalation Phase I clinical trial to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in seven refractory cancers including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma). Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

[3]	MLFS « Morphological Leukemia-Free Status »

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Press Release
17 November 2017
07:00 am CET
Regulated Information

For more information, please contact:

Celyad

Christian Homsy, CEO and Patrick Jeanmart CFO – T: +32(0) 10 39 41 00 – investors@celyad.com

Nicolas Van Hoecke, Director, Investor Relations & Communications – T: +32(0) 10 39 41 84 – nvanhoecke@celyad.com

For Europe: Consilium Strategic Communications Chris Gardner and Chris Welsh – T: +44 (0)20 3709 5700 – celyad@consilium-comms.com
For France: NewCap Pierre Laurent and Nicolas Mérigeau – T: + 33(0)1 44 71 94 94 – celyad@newcap.eu
For Belgium: Comfi Gunther De Backer and Sabine Leclercq – T.: +32 (0)2 290 90 90 – celyad@comfi.be
For the U.S.: Stern Investor Relations Will O’Connor and Michael Schaffzin – T.: +1 212.362.1200 – celyad@sternir.com

For more information, visit www.celyad.com

Follow us on LinkedIn & Twitter @CelyadSA

Forward-looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of CYAD-01 cell therapy, including current and planned preclinical and clinical trials for Celyad’s product candidates; the clinical and commercial potential of these product candidates and the adequacy of Celyad’s financial resources; Celyad’s intellectual property portfolio, including plans related thereto; Celyad’s expectations regarding its strategic collaborations and license agreements with third parties, including Novartis, Celdara Medical, and Dartmouth College, and the potential impact of such collaborations on Celyad’s future financial condition; and Celyad’s expected cash burn, which reflect Celyad’s current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical trials or preclinical studies may not be replicated in subsequent trials or studies; risks associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including its clinical trials for CYAD-01; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, Celyad’s ability to enforce its patents against infringers and defend its patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with Celyad’s ability to manage operating expenses; and risks associated with Celyad’s ability to obtain additional funding to support its business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 4, 2017 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak

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Press Release
17 November 2017
07:00 am CET
Regulated Information

only as of the date of publication of this document. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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